

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUL 17 2007
WASH, D.C.
200
SECTION

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7)	[X]

南茂科技股份有限公司
(Name of Subject Company)

ChipMOS TECHNOLOGIES INC.
(Translation of Subject Company's Name into English (if applicable))

Republic of China
(Jurisdiction of Subject Company's Incorporation or Organization)

ChipMOS TECHNOLOGIES INC.
(Name of Person(s) Furnishing Form)

Common shares of ChipMOS TECHNOLOGIES INC., par value NT$10.00 per share
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

CT Corporation System
111 Eighth Avenue, New York, New York 10011
Tel: (212) 894-8600
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 18, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached as exhibits to this Form:

Exhibit Number	Description
(a)(1)	The Resolution and Minutes of 2007 Annual General Meeting of Shareholders of ChipMOS TECHNOLOGIES INC. regarding the share exchange transaction between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD. approved by shareholders of ChipMOS TECHNOLOGIES INC. on June 28, 2007, and posted on the Taiwan Market Observatory Post System on July 17, 2007 (English translation).

(b) Not applicable.

Item 2. Informational Legends

The exchange offer is made for the securities of ChipMOS TECHNOLOGIES INC., a company incorporated under the laws of the Republic of China, and is subject to disclosure requirements of the Republic of China that are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with auditing standards generally accepted in the Republic of China that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal securities laws, since ChipMOS TECHNOLOGIES (Bermuda) LTD. is located in Bermuda, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a Bermuda company or its officers or directors in a foreign court for violations of the United States securities laws. It may be difficult to compel a Bermuda company and its affiliates to subject themselves to a United States court's judgment.

You should be aware that ChipMOS TECHNOLOGIES (Bermuda) LTD. may purchase the securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) See Item 1(a).

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB with the Securities and Exchange Commission (the "SEC"), the Company is filing with the SEC a written irrevocable consent and power of attorney on Form F-X. The Company will promptly communicate any change in the name of address of its agent of service to the SEC by amendment of the Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ChipMOS TECHNOLOGIES INC.

By: 

Name: Shih-Jye Cheng
Title: Chairman and President

HONGKONG:68385.1

ChipMOS TECHNOLOGIES INC.
Minutes of 2007 Regular Shareholders' Meeting
(English Translation)

Time: 10:00 a.m., June 28, 2007
Place: No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China
Attendance: shareholders attending in person or by proxy representing 839,738,051 shares, i.e. 99.56% of the total outstanding shares (i.e. 843,438,969 shares)
Chairman of the Meeting: S.J. Cheng
Secretary of the Meeting: Shou-Kang Chen

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Discussed Items:
No. 3. (Proposed both by this Company's board of directors and ChipMOS TECHNOLOGIES (Bermuda) LTD.)

Subject: This Company intends to contemplate a share exchange transaction with ChipMOS TECHNOLOGIES (Bermuda) LTD.

Explanations:

1. All shares of this Company held by Siliconware Precision Industries Co., LTD. ("SPIL") had been sold to or bought back by ChipMOS TECHNOLOGIES (Bermuda) LTD. ("ChipMOS Bermuda") and this Company on March 27, 2007. Accordingly, ChipMOS Bermuda owns 94.2% of the total issued shares of this Company, while this Company holds the treasury stocks at the number of 5% of the total issued shares. In order to pursue the best interest of all shareholders, this Company will contemplate a share exchange transaction with ChipMOS Bermuda, a company listed at NASDAQ, in accordance with the ROC Corporate Merger and Acquisition Act so as to let this Company become a wholly-owned subsidiary of ChipMOS Bermuda.

2. Given the principle of capital sufficiency principle, the share exchange transaction uses common shares of the Company as the exchange basis. As an outcome of the evaluation, each eight point four (8.4) common shares of this Company shall be exchangeable for one (1) common share of ChipMOS Bermuda. Based on such calculation and the ruling of the Ministry Of Economic Affairs with Reference No. of 09302019010 promulgated on 11 February 2004, ChipMOS Bermuda need not issue new shares to itself for its held shares in this Company and it is temporarily determined that ChipMOS Bermuda will issue 858,847 common shares to exchange for 7,214,316 common shares of this Company. The share exchange ratio and the number of ChipMOS Bermuda common shares held by the shareholders of this Company arising from the share exchange transaction shall be adjusted if the share exchange ratio is adjusted by the shareholders' meeting or by the competent authorities.

3. The share exchange ratio is determined based on the net book value per share of this Company shown in the financial statements as of and for the year ended December 31, 2006 audited by the CPA, with reference of other related factors, and supported by the fairness opinion issued by the independent expert (please refer to Attachment 7 for the details of the fairness opinion). Therefore, it is proposed that the shareholders' meeting approve to authorize Mr. Tsai Ruenn Bo (ID: E121993907) to act as the agent of this Company to enter into and execute the related agreements and documents (please refer to Attachment 8 for the details) on this Company's behalf, with full power and discretion to close the transaction hereof and handle other related matters.

4. In lieu of any fractional shares issued by ChipMOS Bermuda that would otherwise be issuable based on the share exchange ratio, each shareholder of this Company will receive a payment in cash from ChipMOS Bermuda at NT$24.76 (about USD$0.75, based on the average exchange rates of thirty business days starting

from February 12, 2007 and ending on April 4, 2007, i.e. 33.013) per share. If such disposal is necessarily required to be changed by the operation of law or the need of operation, it is proposed that the shareholders' meeting approve to authorize Mr. Tsai Ruenn Bo as the agent with full power and discretion to handle it on behalf of this Company.

5. The anticipated share exchange record date will be on December 1, 2007. If the share exchange record date is necessarily required to be changed due to the review progress of the competent authority or any other events, it is proposed that the shareholders' meeting approve to authorize Mr. Tsai Ruenn Bo as the agent with full power and discretion to change it on behalf of this Company.

6. After the share exchange ratio is resolved and approved by the shareholders' meeting, if the share exchange ratio is required to be adjusted due to any material change on the business or property of this Company, the provisions of relevant laws and regulations, the instruction by the competent authority, or in order to obtain the relevant regulatory approvals, it is proposed that the shareholders' meeting approve to authorize Mr. Tsai Ruenn Bo with full power and discretion to adjust the exchange ratio.

7. For any items with respect to the share exchange which are not resolved by the shareholders' meeting or which are necessarily required to be changed due to the promulgation of related laws and regulations by the competent authorities, or in order to cope with the surrounding circumstances, it is proposed that the shareholders' meeting approve to authorize Mr. Tsai Ruenn Bo with full power and discretion to handle it on behalf of this Company.

8. Please resolve the proposals on the above.

Proposed Amendment by the Shareholder (Account No.3000): Amendment to the above proposals.

Contents of the Amendment:

1. Section 4 of the above Explanation to be revised as follows:

   In lieu of any fractional shares issued by ChipMOS Bermuda that would otherwise be issuable based on the share exchange ratio, each shareholder of this Company will receive a payment in cash from ChipMOS Bermuda at NT$24.76 (about USD$0.75, based on the average exchange rates of thirty business days starting from February 12, 2007 and ending on April 4, 2007, i.e. 33.013) per share. Since the cash dividend at NT$2 per share will be distributed from the earnings in 2006, the payments in lieu of any fractional shares of ChipMOS Bermuda will be deducted by such cash dividend if the share exchange record date is later than the record date for the allocation of the cash dividend. If such disposal is necessarily required to be changed by the operation of law or the need of operation, it is proposed that the shareholders' meeting approve to authorize Mr. Tsai Ruenn Bo as the agent with full power and discretion to handle it on behalf of this Company.

2. Add Section 7 of the Explanation:

   If the shareholders of this Company participating in the share exchange transaction are required to file applications with the Investment Commission or other governmental agency for the approval of outbound investment, revocation of the investment in this Company or other related application, it is proposed that the shareholders' meeting approve to authorize this Company as the agent for all shareholders participating in the share exchange transaction to collectively file said applications in order to increase the efficiency of this transaction.

3. Add Section 8 of the Explanation:

   Regarding the payment in lieu of the fractional shares, the delivery of ChipMOS Bermuda's common shares or similar certificates or other related stock affairs, it is proposed that the shareholders' meeting approve to authorize the Company or its designated person as the agent for all the shareholders of this Company

participating in the share exchange transaction to collectively receive the payment, shares or certificates and handle other related matters in order to complete the share exchange procedure.

4. The original Sections 7 and 8 are renumbered as Sections 9 and 10, while the other proposals remain the same.

Please resolve the proposals on the above.

RESOLVED: The above proposals (containing the amendments) are passed after the chairman's seeking all attending shareholders' opinion.

END